02036996

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . May 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

COPAXONE® NOW AVAILABLE IN CANADA IN A PRE-FILLED, READY-TO-USE-SYRINGE

Jerusalem, Israel, May 20, 2002, Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that the COPAXONE® (glatiramer acetate injection) Pre-Filled Syringe (PFS) has received a Notice of Compliance from Health Canada and is now available. The pre filled ready to use syringe will save hours of time and will bring comfort and convenience to patients.

"Teva Neuroscience is committed to improving the quality of life of people with MS, and the introduction of the COPAXONE® PFS is another important benefit for the people who use our product," comments John Hassler, General Manager, Teva Neuroscience Canada. "We are very pleased to be bringing this innovation to Canadians with MS".

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies in the world. More than 80 percent of Teva's sales are in North America and Europe. The company develops, manufacturers and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva Pharmaceuticals North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES TENTATIVE FDA APPROVAL FOR PRAVASTATIN TABLETS

Jerusalem, Israel, May 20, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U. S. Food and Drug Administration has granted tentative approval for the company's ANDA for Pravastatin Sodium Tablets, 10 mg, 20 mg and 40 mg. The compound is covered by a patent that expires in 2005.

Pravastatin Sodium Tablets are the AB-rated generic equivalent of Bristol-Myers Squibb's Pravachol® Tablets, and are indicated for the treatment of hyperlipidemia and the primary prevention of coronary events. These strengths had combined 2001 U.S. branded sales of approximately $1.3 billion.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company's Annual Report on Form 20-F and the Company's other filings with the U. S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: [signature]
Dan Suesskind
Chief Financial Officer

Date: May 21, 2002